Exhibit (h)(4)

May 1, 2010

Forward Management, LLC

433 California Street, 11th Floor

San Francisco, California 94104

Re:	Transfer Agent Fee Reimbursement

This letter agreement (the “Agreement”) confirms the fee reimbursement between Forward Funds (the “Trust”), on behalf of each of the series listed on Schedule A (each a “Fund” and collectively, the “Funds”), and Forward Management, LLC (the “Advisor”) with respect to the transfer agent fees paid by the Funds to the transfer agent, ALPS Fund Services, Inc. (“ALPS”).

1.	Transfer Agent Fee Reimbursement. The Advisor has agreed to reimburse the Trust for the entire amount of the transfer agent fees payable by the Funds to ALPS under the Amended and Restated Transfer Agency and Services Agreement, dated June 3, 2009 and effective as of June 15, 2009 (the “Transfer Agency Agreement”), between the Trust and ALPS.

2.	Term and Termination. This Agreement shall become effective on May 1, 2010 and shall continue in effect until April 30, 2011. This Agreement will terminate automatically in the event of the termination of the Transfer Agency Agreement.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Trust.

FORWARD FUNDS		FORWARD MANAGEMENT, LLC

By:	/s/ J. Alan Reid, Jr.	By:	/s/ Jeffrey P. Cusack
Name:	J. Alan Reid, Jr.	Name:	Jeffrey P. Cusack
Title:	President	Title:	President

SCHEDULE A

FUND

Forward Aggressive Growth Allocation Fund
Forward Balanced Allocation Fund
Forward Growth Allocation Fund
Forward Growth & Income Allocation Fund
Forward Income Allocation Fund
Forward Income & Growth Allocation Fund

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